UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated November 4, 2013

Commission File Number 001-35428

PRIMA BIOMED LTD

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

Level 7, 151 Macquarie Street

Sydney, 2000 New South Wales, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 4, 2013

Prima BioMed Ltd

By:	/s/ Matthew Lehman
	Name:	Matthew Lehman
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	PRIMA BIOMED FIRST QUARTER REPORT, MANAGEMENT CONFERENCE CALL AND CVAC PROGRAM UPDATE

3